SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2006

NASPERS LIMITED

(Translation of registrant's name into English)

Naspers Centre
40 Heerengracht
Cape Town
SOUTH AFRICA 8001

(Address of principal executive offices)

(Indicate by check mark whether the registrant
files or will file annual reports under cover of Form 20-F
or Form 40-F.)

Form 20-F x   Form 40-F ___

(Indicate by check mark whether the registrant by
furnishing the information contained in this form is also
thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.)

Yes ___   No x

<u>EXHIBIT LIST</u>

<table>
<tr><td><u>Exhibit</u></td><td><u>Description</u></td><td>Sequential
<u>Page Number</u></td></tr>
<tr><td></td><td>▪ An announcement in compliance with Rules 3.63 – 3.74 of the JSE Listings Requirements (the South African Stock Exchange) relating to an agreement reached between Mr J P Bekker as member of a consortium and Sanlam Limited, dated January 25, 2006</td><td></td></tr>
</table>

NASPERS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1925/001431/06)
Share code: NPN   ISIN: ZAE000015889
('Naspers' or 'the company')

In compliance with Rules 3.63 – 3.74 of the JSE Listings Requirements, the following information is disclosed:-

Director: Mr J P Bekker as member of a consortium

Transaction date: 25 January 2006

Nature and details of transaction: Agreement has been reached in terms of which
                                             Sanlam Limited will contribute 168 605 Naspers
                                             Beleggings Limited ordinary shares, 16 876 500
                                             Keeromstraat 30 Beleggings Limited ordinary shares
                                             and 133 350 Naspers 'A' shares into a new entity.
                                             Sanlam will own 50% of the entity, while Mr JP
                                             Bekker will acquire an interest of 25% for a cash
                                             contribution of R67,5 million. The remaining 25%
                                             will be acquired by Mr JDT Stofberg and other
                                             interested parties.

                                             Sanlam's shareholding in Naspers "N" ordinary
                                             shares is not affected by this transaction

Nature of interest: Indirect beneficial

Clearance: Clearance has been received in terms of paragraph
                                             3.66 of the JSE Listings Requirements

Cape Town
25 January 2006

Naspers Limited (JSE: NPN, NASDAQ: NPSN) : SANLAM SELLS PART OF INTEREST IN NASPERS "A" SHARES

It was announced today that Sanlam has injected the "A" shares it holds in Naspers into a new company, provisionally named Wheatfields 221, and has onsold half of the company to entities acting for Koos Bekker and Cobus Stofberg.

The "A" shares represent 13% of the voting power in Naspers, but fall outside of the two companies that jointly control Naspers viz: Nasbel and Keerom. These two companies have a joint voting power of 56% of the voting power of Naspers. Nasbel and Keerom also have voting pool and pre-emptive agreements with one another.

Mr Johan van der Merwe, CEO of Sanlam Investment Management, said that Sanlam decided to monetise part of its investment. The partial sale of the assets allowed it to do so, while retaining a material interest in any future upside.

"The independence of Naspers has been a crucial factor in our international success," said Koos Bekker, Managing Director of the group. "We understood fully why Sanlam desired to liquidate its investment, but were concerned that it may end up in the hands of a raider. Were this to happen, our group's ability to do business in several countries would be severely compromised."

Cobus Stofberg, based at the MIH group's headquarters in Europe, said that for convenience in concluding the deal, the entities acting for him and Koos Bekker had assumed the financial risk on an equal basis. Some of the shares they acquired may be onsold at a later stage to other interested parties.

Wheatfields now owns Sanlam's holdings of 133 350 Naspers A shares, 168 605 Nasbel shares, and 16 860 500 shares in Keerom. Neither the Nasbel nor the Keerom shares held by Wheatfields have significant voting rights, since Nasbel is controlled by Naspers, via its subsidiary Heemstede, and voting in Keerom is structured in such a way that Wheatfields can exercise only 50 votes. Each of Bekker and Stofberg's entities will pay R67,5 million for it's interest.

Cape Town

26 January 2006

For further information: Johan van der Merwe, CEO of SIM: 021 950 2945
Koos Bekker: 021 406 3833
Cobus Stofberg: 09 31 653 409 973

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NASPERS LIMITED

Date: January 25, 2006 by

Name: Stephan J. Z. Pacak
Title: Director